EXHIBIT 12

Statement Regarding Computation of
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollar amounts in thousands)

Earnings from continuing operations before provision for income taxes	$887,604	$809,493	$588,436	$477,612	$339,381

Add Fixed Charges:
Interest expense	112,293	92,935	81,684	67,582	67,878
Rent expense (interest portion)	23,623	18,026	17,520	11,375	11,217

Total fixed charges	135,915	110,961	99,204	78,957	79,095

Earnings as adjusted	$1,023,519	$920,453	$687,640	$556,569	$418,476

Ratio of earnings to fixed charges	7.53	8.30	6.93	7.05	5.29

The earnings to fixed charges ratio is calculated by dividing earnings available for fixed charges for each period by fixed charges for that period. Earnings available for fixed charges is calculated by adding pre-tax income from continuing operations and fixed charges. Fixed charges reflect the sum of interest expense, the amount amortized for debt financing costs, and an estimate of the amount of interest within the Company’s rental expense. All interest expense for the Company is classified within continuing operations.